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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                                     MLX CORP.
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                                 (Name of Issuer)

                           Common Stock, $0.01 par value
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                          (Title of Class of Securities)

                                     553076100
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   June 30, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                   SCHEDULE 13D
CUSIP NO. 553076100
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Hawk Group of Companies, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*
     CO
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

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CUSIP NO. 553076100

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of The Hawk Group of Companies, Inc., a Delaware corporation ("Hawk") that is successor by merger to The Hawk Group of Companies, Inc., an Ohio corporation, for the purpose of reporting that the proxies relating to the common shares, $0.01 par value, (the "Stock") of MLX Corp., a Georgia corporation ("MLX"), previously granted in favor of Hawk expired in accordance with their terms.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)    As previously reported, Hawk acquired the proxies in
connection with that certain Agreement for Purchase and Sale of the Capital Stock of S.K. Wellman Limited, Inc., dated April 10, 1995, between MLX and Hawk (as the same may be amended from time to time, the "Agreement"). S.K. Wellman Limited, Inc., was a wholly-owned subsidiary of MLX. Pursuant to the terms of the Agreement, Hawk was granted the proxies authorizing certain representatives of Hawk, on behalf of Hawk, to vote the shares of Stock beneficially owned by Hawk in favor of the transactions contemplated by the Agreement. The MLX shareholders meeting was held on June 27, 1995. The transactions contemplated by the Agreement were approved by the shareholders at that meeting, and the transactions were closed on June 30, 1995. Therefore, the proxies have expired by their terms, and Hawk does not beneficially own any shares of Stock.

     (e) On June 30, 1995, Hawk ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Stock.

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CUSIP NO. 553076100

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 1995              /s/ Jeffrey H. Berlin
                                   ----------------------
                                   Jeffrey H. Berlin
                                   Vice President

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